FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of July 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 16, 2026, announcing that Gilat to Report Second Quarter 2026 Results on Wednesday, August 5.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 16, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat to Report Second Quarter 2026 Results on

Wednesday, August 5

Petach Tikva, Israel, July 16, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it will release its second quarter 2026 financial results on Wednesday, August 5, 2026.

Conference Call and Webcast

Following the release, Adi Sfadia, Chief Executive Officer, and Gil Benyamini, Chief Financial Officer, will discuss Gilat’s second quarter 2026 results and business achievements and participate in a question-and-answer session:

In English:

Date:	Wednesday, August 5, 2026

Start:	09:30 AM EDT / 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in: US:	1-888-407-2553

International:	+972-3-918-0609

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

In Hebrew:

Date:	Thursday, August 6, 2026

Start:	10:00 AM IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_Ij3ddmS9RqWUXweNlBeJsw

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

PublicRelations@gilat.com